August 6, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Sharon Virga, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Scott Hodgdon, Attorney-Advisor
Kathleen Krebs, Special Counsel

RE:	Lincoln Educational Services Corporation
Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 8, 2009
File No. 000-51371

Ladies and Gentlemen:

Lincoln Educational Services Corporation (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated July 30, 2009 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31 2009.  The Comment Letter indicates that the Company must respond within 10 business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed on August 6, 2009 with Ms. Virga of the Staff, the Company respectfully requests until August 27, 2009 to respond to the Comment Letter. Ms. Virga indicated to me that the Staff would be willing to grant this extension and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than August 27, 2009.

Should you have any questions regarding the Company’s request, please do not hesitate to contact me at (973) 736-9340.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

LINCOLN EDUCATIONAL SERVICES CORPORATION

By:	/s/ Cesar Ribeiro
Name:	Cesar Ribeiro
Title :	Senior Vice President, Chief Financial Officer and Treasurer